SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 13, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONVENTION EXECUTED BETWEEN THE STATE OF SÃO PAULO AND THE MUNICIPALITY OF SÃO PAULO, WITH THE INTERVENTION AND CONSENT OF THE SABESP AND OF THE ARSESP, WITH THE PURPOSE OF SHARING RESPONSIBILITY FOR OFFERING WATER SUPPLY AND SEWAGE SERVICES in the CAPITAL

SÃO PAULO, JUNE 23, 2010

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CHAPTER 1 – PREAMBLE AND CONSIDERATIONS

Through this instrument, the STATE OF SÃO PAULO, through its Governor, Alberto Goldman, hereinafter referred to as the STATE, and the MUNICIPALITY OF SÃO PAULO, in this act represented by its Mayor, Gilberto Kassab, hereinafter referred to as the MUNICIPALITY, together referred to as the Parties, with the intervention and consent of the COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO, in this act represented by its Chief Executive Officer, Metropolitan Officer, Chief Financial Officer and Investor Relations Officer, hereinafter referred to as the SABESP, and of the AGÊNCIA REGULADORA DE SANEAMENTO E ENERGIA DO ESTADO DE SÃO PAULO, here represented by its Director-President, hereinafter referred to as the ARSESP;

Whereas:

a)   the water supply and sewage services for the Capital were created and have been managed by State of São Paulo, currently through the SABESP;

b)   the State and the Municipality have divergent claims with respect to the state and/or municipal powers to provide the services in the Capital;

c)   there is a need to assure the adequate provision of these services to current and future generations;

d)   there is effective need to share the responsibilities to make it possible to universalize appropriate water supply and sewage services in a reasonable period, as well as the need to protect the environment;

e)   there is a need to integrate local, metropolitan and state policies related to basic sanitation;

f)   the establishment of an agreement between the STATE, the MUNICIPALITY and the SABESP with respect to the provision of water supply and sewage services will minimize the risks and uncertainties that generate undesirable economic-financial impacts on the Parties, the SABESP and, mainly, the citizen-users;

g)   the tariff structure and the tariffs established by the ARSESP should be sufficient and necessary to the economic-financial balance of SABESP’s operations in the municipalities in which it operates in the São Paulo Metropolitan Region;

h)   the ARSESP was created with the objective of controlling and monitoring the services of piped gas and basic sanitation owned by the state and municipalities, subject to, with respect to these latter, the conventions that are executed;

i)        the MUNICIPALITY is authorized by Law nº. 14.934/09 to execute contracts, conventions or any other type of agreement necessary, including conventions of cooperation and program contracts, with the STATE, the ARSESP and the SABESP;

j)        the consensus of the Parties is that the ARSESP should exercise the regulation, control and monitoring of the services;

k)      the decision of the Parties is that the SABESP should provide the basic sanitation services and that Parties should decide, together, regarding the planning and the investments necessary for the services;

l)        there is a need to formalize the provision of the water supply and sewage services in the Capital, regardless of the public entity that is declared the owner of the services;

m)    there is a need link basic sanitation services to urban development, drainage, housing, poverty reduction, environmental protection and health policies;

n)      the MUNICIPALITY recognizes the importance of hearing the considerations and suggestions of the SABESP and of the Management Committee provided for in Clause III, in establishing the application of the resources in the Fundo Municipal de Saneamento Ambiental e Infrastrutura; and

o)      the STATE and the MUNICIPALITY recognize the importance of hearing the considerations and suggestions of the SABESP regarding the activities undertaken by the  Management Committee as provided in Clause III.

The Parties and the Consenting Intervening Parties resolve, as provided in applicable law, to execute this CONVENTION, which shall be governed by the following clauses and conditions:

CHAPTER 2 – PURPOSE

Clause I                                     Through this convention, the STATE and the MUNICIPALITY agree to implement coordinated actions in order to offer universal and appropriate water supply and sewage services in the Capital, for the next 30 (thirty) years, extendible for an equal period, through the following measures:

a)      creating mechanisms to manage the activities of planning and investment;

b)      granting to the SABESP exclusivity in the provision of the services;

c)      establishing the ARSESP as responsible for the functions of regulation, including of tariffs, control and monitoring of the services.

Paragraph 1 - the Parties and the Consenting Intervening Parties, in common accord, define the strategic goals of this Convention and of the Contract to be executed as:

a)    the universalization of the water supply and sewage services in the Capital;

b)    the maintenance of the universalization of such services until the end of the Contract; and

c)    the continuous improvement in the quality of the services provided, especially in the area of environmental health, as established in the Contract.

Paragraph 2 – The execution of this Convention does not entail recognition or admission by the Parties, under any circumstance, of the pretensions of the State and Municipality that are contested in court, but rather only seeks to attend promptly to the interests of the users of the public services addressed herein.

CHAPTER 3 – PLANNING AND INVESTMENTS

Clause II                                   The STATE and the MUNICIPALITY agree to jointly manage the activities of planning and investment of the basic sanitation system of the Capital, especially in relation to the following aspects:

a)      development and creation of planning processes apt to permit the coordination and complementarity of the activities and programs provided for in the basic sanitation plans;

b)      periodic combined deliberation with respect to the investments to be realized directly by the SABESP to benefit the services provided in the Capital;

c)      direct SABESP resources for the benefit of the Fundo Municipal de Saneamento Ambiental e Infrastrutura, for costs of:

1.    interventions in areas of influence or that are predominantly occupied by low income populations, in seeking the urban and land regularization of precarious settlements and irregular parceling of land;

2.    cleaning, clearing and channeling streams;

3.    opening or improving the main and secondary roads, alleyways, stairways and the like, in areas of influence or that are predominantly occupied by low income populations, in seeking the urban and land regularization of precarious settlements and irregular parceling of land;

4.    providing housing for families in areas of influence or that are predominantly occupied by low income populations, in seeking the urban and land regularization of precarious settlements and irregular parceling of land;

5.    deploying parks and other conservation units necessary to protect natural conditions and produce water in the Municipality, reservoirs for catching floodwaters, sporting grounds, landscaping and leisure areas;

6.    draining, containing slopes and eliminating risks of landslides; and

7.    expropriation of areas for deployment of actions within the responsibility of the Fund;

d)     creation of spaces apt to make it feasible to coordinate the respective planning instruments that affect the sanitation services of the Capital.

Sole paragraph. The MUNICIPALITY commits itself to include in the internal rules of the Fundo Municipal de Saneamento Ambiental e Infrastrutura, rules that assure featured disclosure, including over the internet, with respect to the application of the resources passed along by the SABESP.

Clause III                                The Management Committee, which shall be formed of 3 (three) members indicated by the STATE and another 3 (three) by the MUNICIPALITY, in each case for a mandate of 2 (two) years, shall meet at least once a month and shall have, in addition to any others provided for in this Convention, the following attributes:

a)      propose processes to coordinate the basic sanitation plans, both with respect to preparation and execution;

b)      deliberate, prior to each quadrennial revision, the investments to be made by the SABESP in the subsequent period, and authorize modification of existing approved planning;

c)      opine on the state and municipal policies related to basic sanitation that are submitted to it;

d)     prepare and approve its internal rules, within 30 (thirty) days of the appointment of the members of the Management Committee;

e)      elect, from among its members, its president;

f)       establish institutional relations with the CONESAN – Conselho Estadual de Saneamento, to fully integrate local and metropolitan interests with respect to the provision of basic sanitation services; and

g)      prepare, approve and disclose an annual report on the actions taken and the basic sanitation conditions in the Capital.

Sole paragraph.  The MANAGEMENT COMMITTEE shall give total transparency to its manifestations and deliberations, by publication in the official press and disclosure over the internet.

Clause IV                                The mandate of the president of the Committee shall be 2 (two) years; immediate reelection is not permitted and the election in each period shall alternate between a representative of the STATE and a representative of the MUNICIPALITY, starting with a presidency by a representative of the STATE.

Clause V                                   The Management Committee may only decide matters through an absolute majority of its members.

Paragraph 1. If the Management Committee does not reach an absolute majority to decide about investments, the tie-breaking vote shall fall to its President.

Paragraph 2. The President of the Management Committee, to break any tie as provided in the previous paragraph, not may compromise the schedule for universalizing the services to supply water and collect and treat sewage in the other municipalities in the metropolitan region.

Paragraph 3. The SABESP shall have the right to participate in its meetings and to manifest itself regarding the agenda and decisions of the Committee, as provided in the internal rules, without the right to vote.

Clause VI                                It shall fall to the STATE or to the MUNICIPALITY, in accordance with the SABESP’s request:

a)      to declare fixed assets to be of public utility, as a matter of urgency, for purposes of expropriation or institution of an administrative easement, and shall also be responsible for permitting the SABESP to take the administrative or administrative actions necessary to effect the expropriations or easements; and

b)       establish administrative limitations and authorize temporary occupation of real assets, to assure performance of the services and work, as well as the conservation of the entailed assets for the provision of the water supply and sewage services.

CHAPTER 4 – REGULATION OF THE SERVICES BY THE ARSESP

Clause VII                             The STATE and the MUNICIPALITY agree that it shall exclusively fall to the ARSESP to regulate, including tariff regulation, control and monitor the services, including the powers necessary to:

a)    set the tariffs and proceed to readjust and revise them;

b)    exercise in full the functions of regulation, control and monitoring of the service, independent of whether these are within the purview of the STATE or the MUNICIPALITY;

c)    establish cooperation with organs or entities of the State or of the Municipality for the appropriate exercise of their competencies;

d)    execute, within its sphere of attributions, sectoral policies and standards;

e)    establish technical standards, recommendations and/or procedures for the provision of the services;

f)     regulate the service provision contracts between the SABESP and the users;

g)    standardize the accounting plan to be observed to by the SABESP in the bookkeeping for its accounts;

h)   comply and cause compliance with the legislation, other conventions and/or contracts signed between the Parties;

i)     set the criteria, indicators, formulas, standards and parameters for quality of the services and performance of the SABESP, ensuring their observance and stimulating constant improvement of quality, productivity and efficiency, as well as the preservation, conservation and recuperation of the environment;

j)     monitor the services, its access to the data relating to the administration, the accounting and the technical, economic and financial resources the SABESP being guaranteed;

k)    apply the sanctions provided by contract, in legislation and in pertinent regulations;

l)     to receive, investigate and send solutions to the complaints of the users and of the SABESP, which shall be notified of the arrangements made;

m)  protect the interests and rights of the users and prevent any discrimination among them, while respecting the rights of the STATE, the MUNICIPALITY and the SABESP;

n)   curb abusive practices that affect the regulated services;

o)    communicate to the competent organs the facts that may involve infractions, whether economic, environmental, or of the rights of the consumer;

p)    coordinate, including through joint committees, with organs and entities competent in matters of energy, water resources, environment, public health, urban development, defense of the consumer and defense of competition, pursuing the efficient interchange of information and the better performance of its objectives;

q)    settle, in the administrative sphere, the disagreements between the agents in the sector, as well as between these and the users, with the support, as may be the case, of specifically designated experts;

r)     send to the Secretary of State or of the Municipality the Folder with the processes relating to the declaration of public utility for instituting an administrative easement or expropriation;

s)    collaborate with the maintenance and institution of information systems regarding the basic sanitation services provided for the benefit of the MUNICIPALITY;

t)     apply the revenues from the fee for regulation, control and monitoring to the activities established in this Convention;

u)   disclose annually a detailed report on the activities realized and of the situation of Basic Sanitation in the Capital, indicating the objectives and results attained;

v)    comply and cause to comply with the guidelines of national, state and municipal legislation for basic sanitation;

w)   verify compliance with the goals and sanitation plans by the SABESP.

Clause VIII                          The SABESP shall be remunerated by the collection of tariffs and other prices, as well as, if applicable, by obtaining other revenues, in accordance with the Contract.

Clause IX                                There shall be no tax subsidy to the tariff, it falling to the ARSESP to set tariffs that assure the economic-financial balance in the terms of the Contract, independent of the allocation of budgetary resources of the MUNICIPALITY or of the STATE.

Clause X                                   Setting, readjusting and revising the tariffs shall be subject to the tariff guidelines established in state legislation, this Convention and in the Contract that will be executed, in order to assure both the economic-financial balance under the terms of the Contract, and the reasonableness of the tariff, through mechanisms that induce efficiency and efficacy of the services and that permit social appropriation of the gains in productivity, subject to the limits of the Contract.

Clause XI                                The agents of the ARSESP shall be authorized to examine the installations forming part of the services and the SABESP’s technical, economic, accounting and financial data, among others it believes relevant to the exercise of its competencies.

Clause XII                             Without prejudice to the other competencies and attributions of the ARSESP, including those cited in Clause VII, the activities of regulation and monitoring consist of the following acts:

a)      issuing technical regulations with regard to the provision and fruition of the services, after an obligatory public consultation, with a minimum period of 15 (fifteen) days;

b)      monitoring the plans and goals;

c)      constituting technical groups responsible for monitoring and supervising the services;

d)     setting the routines for monitoring the services;

e)      monitoring the progress of the SABESP’s performance indicators;

f)       verifying compliance with the minimum coverage levels of the supply of water and the collection and treatment of sewage;

g)      applying sanctions for infractions committed by the SABESP, as provided by law or in the Contract;

h)      preventing and restraining infractions of the rights of the users, under the terms of applicable law and the Contract;

i)        monitoring the progress of the economic-financial situation of the Contract to be formalized among the STATE, the MUNICIPALITY and the SABESP;

j)        establishing and executing the tariff policy for water supply and sewage services, through setting, controlling, revising and readjusting the tariffs for the various classes of services and users, while respecting the terms of this Convention and of the Contract to be executed by the SABESP with the STATE and the MUNICIPALITY, in order to assure the efficiency, equity, rational use of the natural resources and the economic-financial balance of the SABESP;

k)      approving the model contracts for water supply and sewage services to be executed with the users;

l)        resolving administratively the disagreements between the SABESP and the users;

m)    systematizing and publicizing basic information about the service and its progress.

CHAPTER 5 – EXECUTION OF THE SERVICES

Clause XIII                          The STATE and the MUNICIPALITY shall guarantee to the SABESP, under the terms of the Contract that is executed between them, exclusivity in the execution of the services of supplying water and sewage services in the Capital, whether these are owned by the Municipality, the State, or are shared.

Sole paragraph.   The guarantee of exclusivity mentioned in this clause is not conditional and shall not be affected by any eventual determination, by any organ or tribunal, of the controversies of the Parties with respect to the competencies and ownership of the basic sanitation services for the Capital.

Clause XIV                          The purpose of the Contract shall cover, at least, the following activities:

a)      the protection of watersheds, in coordination with the other organs of the STATE and of the MUNICIPALITY;

b)      the capture, adduction and treatment of untreated water;

c)      the adduction, reservation and distribution of treated water;

d)     the collection, transport, treatment and final disposal of sewage;

e)      the adoption of other actions of basic and environmental sanitation.

Clause XV                             The Contract to be executed by the STATE and by the MUNICIPALITY with the SABESP shall provide:

a)      a period for universalization of the water supply and sewage services in the Capital;

b)      the obligation of the SABESP to invest during the period of the Contract, at least, the equivalent of 13% (thirteen percent) of the gross revenue obtained in the Capital, in actions of basic and environmental sanitation of interest to the MUNICIPALITY, and without prejudice to this percentage being revised, up or down, with a periodicity of not more than 4 years, in order to maintain the economic-financial balance;

c)      the obligation of the SABESP to earmark, quarterly, 7.5% (seven and a half percent) of the gross revenue obtained in the Capital for the Fundo Municipal de Saneamento Ambiental e Infrastrutura, to be applied in accordance with the provisions of Clause II;

d)     that any amounts due and not paid by the organs of the direct administration, foundations and instrumentalities of the MUNICIPALITY shall be deducted from the amount to be transferred to the Fundo Municipal de Saneamento Ambiental e Infrastrutura;

e)      that the SABESP shall provide, quarterly, the composition of the gross revenue and the deductions referred to in the sole paragraph of this clause, in a format that can be independently audited, so that any compensation, up or down, shall be realized in subsequent quarters.

Sole paragraph.   For purposes of application of parts (b) and (c) of this clause, gross revenue shall not include (i.e., there shall be a deduction of) amounts relating to Contribuições para o Financiamento da Seguridade Social – COFINS and the Programa de Formação do Patrimônio do Servidor Público – PASEP, as well as the taxes that may replace them.

Clause XVI                          The SABESP shall implement all the Goals for Service Provision and Quality of the Services to be established in the Contract, in consonance with the basic sanitation plans, in order to universalize the services, improve their quality and develop environmental health in the MUNICIPALITY.

Clause XVII                       The assets entailed in the public service that is the object of this Convention shall revert in favor of the STATE and/or of the MUNICIPALITY, in accordance with the decision of the Supreme Federal Tribunal or eventual Amendments to the Constitution of the Federative Republic of Brazil regarding the ownership of the water supply and sewage services in metropolitan regions.

Sole paragraph.   Regardless of the form in which the disagreements between the STATE and MUNICIPALITY are resolved with respect to the competencies and ownership of the service(s) that are the subject of this Convention, the investments provided for in the Contract shall be amortized through the end of the agreement, except for the investments of an extraordinary nature realized in the course of implementing the contract.

Clause XVIII                    The SABESP shall be remunerated in accordance with the payment, by the users, of the tariffs and of the public prices charged for the water supply and sewage services.

Paragraph 1.         The tariff structure provided in State Decree nº 41.446/96 or in standards that come to replace it shall be applied, subject to the provisions of Federal Law nº 11.445/07.

Paragraph 2.         The SABESP shall offer to the entities of the Direct Administration, Instrumentalities and Foundations of the MUNICIPALITY, as well as to the Convened Entities or that act in partnership with it in the areas of health, education and social assistance, the Programa de uso racional of water (PURA), as well as differentiated tariffs and prices, under the terms and conditions to be established in the Contract to be executed with the STATE and the MUNICIPALITY.

Paragraph 3.         The SABESP shall make available to municipal public companies and public-private partnerships the differentiated tariff relating to firm demand contracts, through the formalization of contracts with such entities, individually or in conjunction, so long as they comply with requirements established in the SABESP’s internal standards.

Paragraph 4.         The new connections of the Direct and Indirect Administration of the MUNICIPALITY shall observe the provisions of this Clause and the Contract.

Paragraph 5.         While this Convention and the Contract to which it gives rise are in force, the existence of pending financial matters of the Direct Administration, Instrumentalities and Foundations of the MUNICIPALITY, shall not impede adhesion to the Programa de Uso Racional da Água (PURA).

Paragraph 6.         The tariffs and the prices of the public water supply and sewage services shall be sufficient to guarantee the universalization of access to basic sanitation, especially for low income populations and locations, for which there shall be a differentiated tariff.

Clause XIX                          The Parties shall be assured of the economic-financial balance under the terms of the Contract that comes to be executed.

Paragraph 1.         For the purpose of maintaining the economic-financial balance, the SABESP’s revenue from the tariffs and prices collected from the users shall be sufficient, at least, to cover expenses pertaining to:

a)      the general and administrative expenses;

b)      the direct tax charges;

c)      the costs and expenses relating to the operation and maintenance of the water supply and sewage system of the Capital;

d)     the universalization of access to basic sanitation, especially with respect to the investments and disbursements mentioned in the parts (b) and (c) of Clause XV;

e)      the fee for regulation, control and monitoring owed to the ARSESP;

f)       the subsidies offered, whether existing or that come to be created, including for low income populations and locations;

g)      the remuneration of the unamortized existing assets;

h)      the remuneration of capital of its own and of third parties employed by the SABESP.

Paragraph 2.         Without prejudice to any necessary extraordinary revisions, the ordinary contractual mechanism to revise tariffs and the investments shall observe the following rules, among others:

a)      the revision shall be realized with a periodicity of not more than 4 (four) years;

b)      the provision in paragraph 1 of this clause.

Paragraph 3.         Without prejudice to the provision in Clause VIII, the economic-financial balance shall be maintained, through the following modalities:

a)  revision of tariffs and prices collected from the users;

b)  extension or reduction of the contractual period;

c)  indemnification;

d) a combination of the above alternatives;

e)  other forms as agreed by the PARTIES.

CHAPTER 6 – OBLIGATIONS OF THE PARTIES

Clause XX                             The following shall constitute obligations of the STATE and the MUNICIPALITY:

a)      execute, under the terms of CHAPTER 3 – PLANNING AND INVESTMENTS of this Convention, the activities of planning and investment indicated therein, in strict collaboration with the ARSESP and the SABESP;

b)      establish the goals required in the context of the Contract to be formalized with the SABESP, with obedience to the basic sanitation plans, as well as verify compliance with the same;

c)      make available institutional, technical and financial resources necessary to the development of the activities provided for in this Convention;

d)     make available the available information and data regarding the planning of the services in the state, metropolitan and municipal spheres;

e)      promote the necessary coordination of actions related to the planning of the services with those linked to the sectors for housing, water resources, and protection of the environment, public health and the consumer;

f)       execute and respect the Contract to be executed with the SABESP;

g)      respect the authority of the ARSESP with respect to the regulation and monitoring of the Contract, subject to the terms of this Convention;

h)      communicate to the SABESP and to the ARSESP the complaints received from the users.

CHAPTER 7 – OBLIGATIONS OF THE SIGNATORIES

Clause XXI                          The following are obligations common to the Parties and the consenting intervening parties:

a)      employ their best efforts to attain the objectives of this Convention;

b)      obey all applicable law, as well as all the provisions contained in this Convention and in the Contract that comes to be executed with the SABESP;

c)      ensure the good quality of the water supply and sewage services, stimulating the increase in its efficiency, while seeking to attain universalization of the services;

d)     develop actions that value the rational use of water and raise the consciousness of the population about the importance of connecting and channeling sewage to the public collection network, in order to make viable policies to preserve water resources, public health and the environment, including the imposition of sanctions where so provided;

e)      maintain in their files all the information and documents relating to the networks, installations and equipment utilized in the provision of the services;

f)       promote measures and coordination programs between sanitation regulators and the organs that deal with housing, water resources, protection of the environment and public health and urban planning;

g)      develop, discuss and approve, together, a plan of preventive and emergency actions for situations of risks to public health arising from contamination of the water or that compromise supplying the population;

h)      publicize the activities realized, maintaining transparency in the information and assuring public monitoring of the actions arising from this Convention.

CHAPTER 8 – CONFLICT RESOLUTION

Clause XXII                       The Parties commit themselves to use their best efforts to amicably resolve any dispute or controversy between the Parties arising from this Convention or its execution, including and especially those relating to the competencies and ownership of the service(s), regardless of whether the dispute or controversy exists or arises during the duration of this Convention.

Clause XXIII                    Any dispute or controversy shall be communicated, in writing, by one of the Parties to the legal representatives of the other.

Clause XXIV                    If an amicable solution is reached, it shall be incorporated into this Convention by means of execution of an amendment.

CHAPTER 9 – DURATION AND EXTINCTION OF THE CONVENTION

Clause XXV                       This Convention shall remain in force for a period of 30 (thirty) years, extendible for an equal period, by means of an agreement between the Parties or, automatically, as long as there is an extension of the Contract executed with the SABESP.

Sole paragraph. This Convention shall be extinguished before the end of its term when agreed to by the Parties.

CHAPTER 10 – FORUM

Clause XXVI                    The forum of the Fazenda Pública da Comarca do Capital do Estado de São Paulo is elected, with express waiver of any other, however more privileged it may be, to resolve the matters arising from this Convention that could not be resolved amicably.

CHAPTER 11 – MISCELLANEOUS

Clause XXVII                 This Convention obligates the Parties, consenting intervening parties and any successors of both.

Clause XXVIII              The rights and obligations arising from this Convention are personal, and may not be transferred to third parties.

Clause XXIX                    The Parties and the consenting intervening parties shall bear their own respective liabilities, especially labor, tax, consumer, commercial or those arising from the violation of rights of third parties, subject to the provisions agreed to herein, and no responsibility arises from this Convention for any Party for acts, facts or situations involving the other Party.

Clause XXX                       Any changes shall only be recognized by the Parties if formalized by an amendment executed by the same.

Clause XXXI                    Upon commencement of the earmarking provided in clause XIV(c), the SABESP and the MUNICIPALITY will make a pact, in a separate instrument, to end the convention currently existing between them, which was executed on November 14, 2007.

Clause XXXII                 The STATE and the MUNICIPALITY each commit themselves to indicate, within 30 (thirty) days of the execution hereof, 3 (three) representatives each to compose the Management Committee referred to in Clause III.

Clause XXXIII              Even if it is established that the ownership of the basic sanitation services in the Capital belongs wholly to the MUNICIPALITY or to the STATE, they commit themselves to observe the provisions of this Convention, as well as those in the Contract that comes to be executed with the SABESP, until the extinction of these instruments at the end of their term.

Being fair and agreed, they sign 4 (four) copies of this instrument, of equal form and substance, in the presence of the witnesses, who also sign it.

São Paulo, June 23, 2010.

STATE OF SÃO PAULO:	MUNICIPALITY OF SÃO PAULO:

Governor	Mayor

SABESP:	ARSESP:

Chief Executive Officer	Chief Executive Officer

Metropolitan Officer
Chief Financial Officer and Investor Relations Officer

WITNESSES:

Lucas Navarro Prado	Clóvis de Barros Carvalho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 13, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.